                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 3)

                        FORUM RETIREMENT PARTNERS, L.P.
                                (Name of Issuer)

                               FORUM GROUP, INC.
                             FORUM RETIREMENT, INC.
                       (Name of Person Filing Statement)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                                     349 851 105
    (Title of Class of Securities)                            (CUSIP Number of Class of Securities)


                                Dennis L. Lehman
               Senior Vice President and Chief Financial Officer
                               Forum Group, Inc.
                            11320 Random Hills Road
                            Fairfax, Virginia  22030
                                 (703) 277-7000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                           New York, New York  10022
                                 (212) 326-3800

                                October 2, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.

         This Amendment No. 3 (this "Amendment") supplements and amends the Rule 13E-3 Transaction Statement, as previously supplemented and amended (the "Schedule 13E-3"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), the Supplement dated October 16, 1995 to the Offer to Purchase, the Supplement dated November 1, 1995 (the "November 1 Supplement") to the Offer to Purchase, and the related Letter of Transmittal.
A copy of the November 1 Supplement is filed by the Purchaser as Exhibit
(a)(11) to Amendment No. 2 to Schedule 14D-1 Tender Offer Statement which was filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Amendment.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 Tender Offer Statement originally filed by the Purchaser with the Commission on October 2, 1995 (as amended, the "Schedule 14D-1"), of the information required to be included in response to the items of Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment are qualified in their entirety by the information contained in the
Schedule 14D-1.


                             CROSS REFERENCE SHEET

                                                     Where located in
        Item in Schedule 13E-3                       Schedule 14D-1
        ----------------------                       ------------------

        Item 2                                       Item 2
        Item 3                                       Item 3
        Item 4(a)                                    *
        Item 8(a)-(b)                                *
        Item 8(d)-(e)                                *
        Item 9                                       *
        Item 10                                      Item 6
        Item 11                                      Item 7
        Item 12                                      *
        Item 17(b)                                   *
        Item 17(d)                                   *


        ----------------------
        * The information requested by this Item is not required to be included in the Schedule 14D-1.





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
ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(d) and (g) The Schedule 13E-3 is being filed by the Purchaser and Forum Retirement, Inc. (the "General Partner"), a Delaware corporation, a wholly owned subsidiary of the Purchaser, and the sole general partner of the Partnership. The information set forth in "Additional Information Concerning the General Partner" in, and Annex A to, the November 1 Supplement is incorporated herein by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 3 of the Partnership's
Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9"), a copy of which has been filed as Exhibit (d)(11) to the Schedule 13E-3, is incorporated herein by reference.

          (e)-(f) During the last five years, neither the General Partner nor, to its knowledge, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          Item 3 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          The answer to Item 3 of Amendment No. 2 to the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          Item 4 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a) The information set forth in "Effect of the Offer on Certain Litigation" and "Certain Conditions of the Offer" in the November 1 Supplement is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

          Item 8 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(b) and (d)-(e) The information set forth in "Additional Information Concerning the Background of the Offer" and "Additional Information Concerning Determinations by the Purchaser" in the November 1 Supplement is incorporated herein by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 4 of Amendment No. 2 to the Schedule 14D-9, a copy of which is filed as Exhibit (d)(13) hereto, is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

          Item 9 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (a)-(c) The information set forth in "Additional Information Concerning the Background of the Offer" and "Additional Information Concerning Certain Determinations by the Purchaser" in the November 1 Supplement is incorporated herein by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 4 of Amendment No. 2 to the Schedule 14D-9 is incorporated herein by reference.





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
ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 10 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          The information set forth in "Additional Information Concerning the General Partner" in the November 1 Supplement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          Item 11 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          The information set forth in "Additional Information Concerning the General Partner" in the November 1 Supplement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          Item 12 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

          (b) The information set forth in "Additional Special Factors" in the October 16 Supplement and in "Additional Information Concerning Certain Determinations by the Purchaser" in the November 1 Supplement is incorporated by reference. In addition, pursuant to General Instruction D to Schedule 13E-3, the information set forth in Item 4 of the Schedule 14D-9 and Item 4 of Amendment No. 2 to the Schedule 14D-9 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 17 of the Schedule 13E-3 is hereby supplemented and amended by adding the following exhibits:

          99.(b)(3)   Opinion of Robert A. Innamorati & Co., as reissued

          99.(d)(12)  Supplement dated November 1, 1995 to the Offer to Purchase dated October 2, 1995

          99.(d)(13)  Amendment No. 2 to Schedule 14D-9
                      Solicitation/Recommendation Statement dated
                      November 1, 1995





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
                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1995

                                FORUM GROUP, INC.


                                By           Troy B. Lewis
                                  -----------------------------------
                                   Troy B. Lewis,
                                   Attorney-in-Fact*

                                   *Pursuant to a Power of Attorney previously
                                    filed with the Securities and Exchange
                                    Commission






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
                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1995

                                   FORUM RETIREMENT, INC.


                                   By          Richard A. Huber
                                     -----------------------------------
                                      Richard A. Huber,
                                      Secretary






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
                               INDEX TO EXHIBITS



  Exhibits
 ---------
  99.(b)(3)     Opinion of Robert A. Innamorati & Co., as reissued  . . . . . . . . . . . . . . . .
  99.(d)(12)    Supplement dated November 1, 1995 to the Offer to Purchase dated
                October 2, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  99.(d)(13)    Amendment No. 2 to Schedule 14D-9 Solicitation/Recommendation Statement dated
                November 1, 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .





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